UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2016, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan Financial Statements and Supplemental Information (Modified Cash Basis) December 31, 2016 and 2015

The Prudential Employee Savings Plan

December 31, 2016 and 2015

Page
Report of Independent Registered Public Accounting Firm	1 - 2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2016 and December 31, 2015 (Modified Cash Basis)	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016 (Modified Cash Basis)	4

Notes to Financial Statements	5 - 32

Supplemental Information*

Schedule I – Schedule of Assets Held for Investment Purposes	33 - 37

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with the basis of accounting described in Note 2.

The supplemental information in the accompanying schedule of assets held for investment purposes (modified cash basis) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

1299 Pennsylvania Avenue NW • Suite 1120 • Washington • District of Columbia 20004 • P 202.803.2335 • F 202.821.1320

presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Washington, DC June 9, 2017

The Prudential Employee Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2016 and 2015

	2016	2015
Assets:
Investments at contract value
PESP Fixed Rate Fund (Note 3)	$3,537,373,941	$3,308,570,646

Investments at fair value
Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	433,533,813	443,713,094
Delaware Small Cap Core Equity Fund	222,792,188	197,706,869
Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	156,786,443	133,081,668
Prudential Retirement Real Estate Fund	181,207,413	121,097,186
QMA International Developed Markets Index Fund	190,791,922	165,357,271
QMA U.S. Broad Market Index Fund	1,107,792,132	971,621,412
Wells Capital International Bond Fund	51,651,861	41,248,476

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	432,497,397	425,179,309
Prudential High Yield Collective Investment Trust	75,100,718	62,505,254
Wellington Trust Co. International Opportunities Fund	142,418,162	153,344,246

Registered Investment Companies
Prudential Jennison Natural Resources Fund, Class Q	40,032,807	56,383,754
Vanguard Intermediate-Term Government Bond Index Fund	25,871,685	22,601,239
Vanguard Short-Term Investment-Grade Fund	3,915,275	—
Vanguard Small-Cap Index Fund	259,966,891	218,910,645
Vanguard Emerging Markets Stock Index Fund	64,149,642	42,909,164

Master Trust (Note 13)
Prudential Financial, Inc. Common Stock Fund	94,342,698	99,052,766
Prudential Financial, Inc. Common Stock Fund - (ESOP) (Note 9)	710,460,795	585,217,360

Prudential IncomeFlex Select
Aggressive Growth Fund	97,215,754	97,141,335
Conservative Growth Fund	17,696,883	17,176,050
Moderate Growth Fund	38,248,659	36,525,029

Prudential IncomeFlex Target Balanced Fund	29,278,413	19,525,365

Total investments at fair value	4,375,751,551	3,910,297,492

Total investments	7,913,125,492	7,218,868,138

Notes receivable for participant loans	48,198,044	48,642,726
Noninterest-bearing cash	19	60

Net assets available for benefits	$7,961,323,555	$7,267,510,924

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2016

Additions to net assets:
Investment income:
Net appreciation in fair value of investments (Note 4)	$554,871,030
Interest and dividend income	147,476,392
Other income	138,542

Total investment income	702,485,964

Investment expenses (Note 6)	—

Net investment income	702,485,964

Interest income on notes receivable from participants	1,953,504

Contributions:
Employer	67,498,441
Employee	196,756,635
Rollovers	48,422,215

Total contributions	312,677,291

Total additions	1,017,116,759

Deductions from net assets:
Benefits paid to participants	359,998,283
Administrative expenses	1,642,895

Total deductions	361,641,178

Net increase	655,475,581

Plan-to-plan transfers (Note 10)	38,337,050

Net assets available for benefits:
Beginning of year	7,267,510,924

End of year	$7,961,323,555

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each eligible employee may enroll in PESP at any time, starting on their first day of employment with the Company and its participating affiliates.

Employees who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Through automatic enrollment, participants contribute 4% of eligible earnings on a before-tax basis. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy and Internal Revenue Service rules.

Roth In-Plan Rollovers. Participants may elect to rollover all or a portion of their vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. Participants are required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. Participants are permitted to make up to four (4) separate Roth In-Plan Rollovers in a single plan year.

Roth In-Plan Rollovers, totaling $876,267 in 2016, are included in Rollovers and Benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Employees are required to complete one year of service prior to becoming eligible for Company matching contributions.

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the plan year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2016, catch-up contributions were limited to $6,000 per participant.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan (Continued)

Participant Account

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) the Plan’s net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the non-vested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five-year period, as stated above, the pending forfeiture amounts will continue to be invested in accordance with the participant’s investment directions or the Plan’s default investment provisions, as applicable. Any amounts not reinstated to a participant, after the five-year period, are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions or to pay administrative expenses.

As of December 31, 2016 and 2015, forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $1,461,941 and $1,590,640, respectively. Forfeitures of $1,400,000 were used to reduce the Company’s matching contributions in 2016.

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, a computer asset allocation program available to participants as described below.

Generally, there are no restrictions on the participant’s investment directions; however, participants are subject to the provisions of the PESP Market Timing Policy. Participant investment direction in regard to the Prudential Financial, Inc. Common Stock Fund is subject to the provisions of the Company’s Personal Securities Trading Policy. In addition, participants employed with affiliated service providers may be restricted as to investment directions in connection with certain funds and/or services being provided.

Company Matching Contributions. Half of the Company matching contributions are automatically invested in the Prudential Financial, Inc. Common Stock Fund. The remainder of the participant’s Company matching contributions are invested according to the participant’s current investment allocation direction or pursuant to the Plan’s default investment provisions, as applicable.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan (Continued)

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The following are the investment options under the Plan:

PESP Fixed Rate Fund - The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically (currently on a quarterly basis) and is announced in advance. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company. It is subject to the credit risk of the Company.

Custom Plan Investments

Alliance Bernstein Core Opportunities Fund - This separate account seeks to generate capital appreciation through superior stock selection which is a process rooted in research insight and portfolio manager skill. The portfolio is constructed of approximately sixty investments where the portfolio manager believes there is a significant discount between a company’s stock price and intrinsic economic value. The focus is on highly profitable businesses with strong fundamental prospects and above average capital flexibility. The separate account is offered by the Company and is advised by Alliance Bernstein L.P.

Delaware Small Cap Core Equity Fund - This separate account seeks long-term capital appreciation. The strategy invests in stocks of small companies believed to have a combination of attractive valuations, growth prospects, and strong cash flows. The separate account is offered by the Company and is advised by Delaware Investment Advisers.

Insurance Company Separate Accounts

Core Bond Enhanced Index/PGIM Fund - This separate account seeks to achieve performance results similar to the Barclays Capital U.S. Aggregate Bond Index. This fund invests primarily in corporate and government bonds. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by PGIM, Inc. (previously, Prudential Investment Management, Inc.), also an affiliate of the Company.

Prudential Retirement Real Estate Fund - This separate account seeks to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. This fund of funds invests primarily in existing private real estate funds, publicly traded real estate securities, including Real Estate Investment Trust (“REIT”) securities, and other real estate related investments. The manager seeks to provide maximum exposure to private real estate funds, while seeking to maintain liquidity for the purpose of meeting withdrawal requests through a combination of cash and cash equivalents, as well as investments in marketable real estate securities. The fund may, to the extent available in the market on reasonable terms, obtain a line of credit. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by PGIM, Inc., also an affiliate of the Company.

QMA International Developed Markets Index Fund - This separate account seeks to provide investment results that track the Morgan Stanley Capital International Europe, Australasia, and Far East Index (“MSCI EAFE Index”). The fund will not hold actively managed stock positions as it does not attempt to outperform the market. The separate account is offered under a group annuity contract issued by the Company and is advised by Quantitative Management Associates, LLC, an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan (Continued)

QMA U.S. Broad Market Index Fund - This separate account seeks to provide long-term growth of capital and investment results that approximate the performance of the Standard & Poor’s Composite 1500 Index (“S&P 1500 Index”). The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Quantitative Management Associates, LLC, also an affiliate of the Company.

Wells Capital International Bond Fund - This separate account seeks to provide total return, consisting of a high level of current income and capital appreciation by investing principally in investment-grade securities of government, agency or corporate issuers worldwide, denominated in various currencies. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Wells Capital Management.

Common/Collective Trusts

Jennison Opportunistic Equity Fund CIT - This collective trust seeks long-term growth of capital. It is a multi-cap catalyst driven based investment style utilizing a fundamental bottom-up approach. It focuses on finding companies that are either undergoing a positive change in fundamentals or delivering good forward growth characteristics for which expectations are not fully reflected or appreciated by the market. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

Prudential High Yield Collective Investment Trust - This collective trust seeks to outperform the Barclays U.S. High-Yield Ba/B 1% Issuer Capped Bond Index (“Bond Index”) by 150 basis points over a full market cycle. This fund uses a highly diversified, research-driven strategy targeting an excess return over the Bond Index. The strategy emphasizes the higher quality segment of the high yield market (BB and B-rated corporate bonds) with heavy emphasis on default avoidance. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

Wellington Trust Co. International Opportunities Fund - This collective trust seeks to provide long-term total return in excess of the Morgan Stanley Capital International All Country World Index Ex-US (“MSCI ACWI Ex-US”). This fund invests in international large to mid-cap companies, with returns on capital underestimated by the market either on a value or a growth basis, with a split between 45% to 55% at any time. A cash position up to 10% may also be held. The collective trust is offered by the Wellington Trust Company, NA Multiple Collective Investment Funds Trust II.

Registered Investment Companies

Prudential Jennison Natural Resources Fund, Class Q - This mutual fund seeks long-term growth of capital. This fund generally invests at least 80% of assets in equity securities of natural resource companies and in asset-based securities, the values of which are related to natural resources. Natural resource companies are U.S. and foreign companies that own, explore, mine, process or otherwise develop, or provide goods and services with respect to natural resources. The principal type of equity and equity-related security in which the fund invests is common stock. The fund is non-diversified. The mutual fund is advised by Prudential Investments, LLC, and Jennison Associates, LLC serves as a sub-advisor; both are affiliates of the Company. The ticker symbol for this fund is PJNQX.

Vanguard Intermediate-Term Government Bond Index Fund - This mutual fund seeks to track the performance of a market-weighted government bond index with an intermediate-term dollar-weighted average maturity. The index includes fixed income securities issued by the U.S. Treasury and U.S. government agencies and instrumentalities, as well as corporate or dollar-denominated foreign debt guaranteed by the U.S. government, with maturities between three and ten years. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VIIGX.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan (Continued)

Vanguard Short-Term Investment-Grade Fund - This mutual fund was effective June 30, 2016, and seeks to provide current income while maintaining limited price volatility. The fund invests in a variety of high-quality and, to a lesser extent, medium-quality, fixed income securities, at least 80% of which will be short-term and intermediate-term investment-grade securities. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VFSUX.

Vanguard Small-Cap Index Fund - This mutual fund seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Center for Research in Security Prices (“CRSP”) U.S. Small Cap Index, a broadly diversified index of stocks of small U.S. companies. The advisor attempts to replicate the target index by investing all of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VSCPX.

Vanguard Emerging Markets Stock Index Fund - This mutual fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The fund employs an indexing investment approach designed to track the performance of the Financial Times Stock Exchange (“FTSE”) Emerging Markets All Cap China A Transition Index, an interim index that will gradually increase exposure to small-capitalization stocks and China A-shares while proportionately reducing exposure to other stocks based on their weightings in the index. The index is a market-capitalization-weighted index. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VEMIX.

Master Trust

Prudential Financial, Inc. Common Stock Fund - This master trust invests in Prudential Financial, Inc. (“PFI”) common stock with a small portion invested in money market shares or other investments expected to be liquid. This fund’s goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. Values for fund units are not identical to the current values of shares of PFI common stock. This fund has an ESOP and non-ESOP portion (see Note 9).

Prudential IncomeFlex Select

Prudential IncomeFlex Select provides a guaranteed income for life without requiring an irrevocable election to receive PESP benefit payments as an annuity. Prudential IncomeFlex Select is designed to help invest the participant’s PESP accounts to provide future retirement income that is guaranteed for their lifetime. This investment option is only available to participants age 50 or older. Participants could choose to invest their money in one or more of the three Prudential IncomeFlex Select separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth), which are described in more detail below. Effective December 31, 2013, Prudential IncomeFlex Select was closed to new participants and to new contributions, loan repayments and transfers. The three Prudential IncomeFlex Select separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth) are offered by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, which also serves as the manager of these three separate accounts.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan (Continued)

Aggressive Growth Fund - The Prudential IncomeFlex Select Aggressive Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 70% stock (56% U.S. stocks and 14% international stocks) and 30% bonds. Each portfolio is rebalanced daily.

Conservative Growth Fund - The Prudential IncomeFlex Select Conservative Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 35% stock (28% U.S. stocks and 7% international stocks) and 65% bonds. Each portfolio is rebalanced daily.

Moderate Growth Fund - The Prudential IncomeFlex Select Moderate Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 55% stock (44% U.S. stocks and 11% international stocks) and 45% bonds. Each portfolio is rebalanced daily.

Prudential IncomeFlex Target Balanced Fund

Prudential IncomeFlex Target is a product that provides certain guarantees on retirement income. The investment option under Prudential IncomeFlex Target is the Prudential IncomeFlex Target Balanced Fund, which invests in a mix of the index funds currently offered in PESP. The index funds invest in bonds (40%), U.S. stocks (45%), and international stocks (15%) and are rebalanced daily. Unlike a target date fund, the Prudential IncomeFlex Target does not reduce exposure to the stock market as participants get older. In exchange for a guarantee fee of 0.95%, Prudential IncomeFlex Target provides guaranteed lifetime income, potential for income and asset growth, downside market protection for retirement income, and flexible access to market value. The guaranteed fee is applied only to those dollars invested in Prudential IncomeFlex Target. Prudential IncomeFlex Target does not guarantee market value, which will fluctuate with market volatility. The underlying index funds are separate accounts available under group variable annuity contracts issued by the Company and by Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

As of December 31, 2016, the asset allocation by the Plan’s investment options under the Prudential IncomeFlex Select and Prudential IncomeFlex Target are shown in the following chart:

	Prudential IncomeFlex Select			Prudential
				IncomeFlex
	Aggressive	Conservative	Moderate	Target Balanced
	Fund	Fund	Fund	Fund

Large Cap Stocks
QMA U.S. Broad Market Index Fund	56%	28%	44%	45%

International Stocks
QMA International Developed Markets Index Fund	14%	7%	11%	15%

Bonds
Core Bond Enhanced Index/PGIM Fund	30%	65%	45%	40%

GoalMaker®

GoalMaker® is a computer asset allocation program available to participants. It establishes 12 portfolios, each invested in a different asset allocation mix. Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65. GoalMaker® provides automatic rebalancing of investments once per quarter.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan (Continued)

Payment of Benefits

When employment with the Company and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year, and the amount of any such withdrawal must equal at least $300), or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1⁄2 can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Participants can make up to five withdrawals each calendar year, and the withdrawals are subject to a 10% Federal early distribution tax for participants less than 59 1⁄2 years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Account.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax Contribution Account and Rollover Contributions Account.

The $50,000 maximum takes into account all loans to the participant from any Plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipts and disbursements method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at fair value, which is consistent with U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value (see Note 5 for more information on fair value measurements), except for its investment contract (the “PESP Fixed Rate Fund”), which is valued at contract value (see Note 3).

The fair value of the participation units owned by the Plan in custom plan investments is based on quoted redemption values.

The fair value of the participation units owned by the Plan in insurance company separate accounts is based on quoted redemption values.

The fair value of the participation units owned by the Plan in common/collective trusts is based on quoted redemption values.

The fair value of the shares owned by the Plan in registered investment companies is based on quoted net asset value of shares.

The fair value of the participation units owned by the Plan in the master trust is based on quoted redemption values.

Purchases

Purchases of units of participation in custom plan investments are recorded on a trade-date basis.

Purchases of units of participation in insurance company separate accounts are recorded on a trade-date basis.

Purchases of units of participation in common/collective trusts are recorded on a trade-date basis.

Purchases of shares in registered investment companies are recorded on a trade-date basis.

Purchases of units of participation in the master trust are recorded on a trade-date basis.

Income Recognition

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Interest, dividend and other income is recorded when received.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies (Continued)

Sales of units of participation in custom plan investments are recorded on a trade-date basis.

Sales of units of participation in insurance company separate accounts are recorded on a trade-date basis.

Sales of units of participation in common/collective trusts are recorded on a trade-date basis.

Sales of shares in registered investment companies are recorded on a trade-date basis.

Sales of units of participation in the master trust are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis based on their selected investment options. The carrying value is cost, which approximates fair value.

Recently Issued Accounting Pronouncements - Not Yet Adopted

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. ASU No. 2017-06 clarifies the presentation requirements for an employee benefit plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. ASU No. 2017-06 also eliminates redundant investment disclosures related to 401(h) account assets. ASU No. 2017-06 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. ASU No. 2017-06 should be applied retrospectively to each period for which financial statements are presented. Management is currently evaluating the implications of ASU 2016-01 and its effect on the Plan’s financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU no. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018. Management is currently evaluating the implications of ASU 2016-01 and its effect on the Plan’s financial statements.

Newly Adopted Accounting Standards

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force). Under the applicable parts of the new guidance, plans will disaggregate investments measured using fair value only by general type, either on the face of the financial statements or in the notes to the financial statements. Plans are exempt from the requirement to disaggregate assets by nature, characteristics and risks. Disaggregating investments that are measured using fair value by general type is consistent with the level of disaggregation provided by most trustees, custodians and insurance companies and with the information required in Form 5500. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan applied the provisions of ASU 2015-12 for 2015.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies (Continued)

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include all investments in the fair value hierarchy for which the fair value is measured at net asset value (“NAV”) per share using the practical expedient, under Fair Value Measurements and Disclosures (Topic 820). ASU No. 2015-07 is effective for public business entities for annual reporting periods beginning after December 15, 2015. Management has adopted ASU 2015-07. Its effect is not material to the Plan’s financial statements.

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the “Fund”) complies with the FASB Accounting Standards Codification (“ASC”) 946 Financial Services - Investment Companies on the fair value reporting of fully benefit-responsive investment contracts as of December 31, 2016 and 2015.

The Fund is a fully benefit-responsive investment contract and is valued at contract value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) provide prospective crediting rate adjustments with assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.	An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives), and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The Fund represents the fixed dollar account under an unallocated group annuity contract. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically; currently, the reset occurs once each calendar quarter. The annual effective interest crediting rate for 2016 was 3.50%. The minimum crediting rate is 3.50%. The interest crediting rate was calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Effective July 1, 2016, the crediting rate is based on a contract formula utilizing a number of factors. One of those factors will include a reference to the performance of a hypothetical investment portfolio consisting of public debt, private placement debt, and mortgage loans, net of a notional expense ratio of 0.23%. The resulting interest crediting rate is subject to the current contractual minimum crediting rate of 3.50%. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

3.	Investment Contract with Insurance Company (Continued)

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

4.	Investments

The information regarding the Plan’s investments included in the Plan’s financial statements and schedules was prepared based on the information furnished to the Plan Administrator by the Company and Prudential Trust Company (the “Trustee”). The Plan Administrator has obtained certifications from the Company and the Trustee that such furnished information is complete and accurate in accordance with 29 CFR 2520.103-5 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

During 2016, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $554,871,030 as follows:

Year Ended
December 31, 2016
Net Appreciation/(Depreciation) in Fair Value of Investments
Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	$40,627,520
Delaware Small Cap Core Equity Fund	40,528,608

Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	3,983,837
Prudential Retirement Real Estate Fund	9,799,709
QMA International Developed Markets Index Fund	3,446,415
QMA U.S. Broad Market Index Fund	129,014,357
Wells Capital International Bond Fund	(9,767)

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	60,474,565
Prudential High Yield Collective Investment Trust	7,768,042
Wellington Trust Co. International Opportunities Fund	1,153,797

Registered Investment Companies
Prudential Jennison Natural Resources Fund, Class Q	14,161,446
Vanguard Intermediate-Term Government Bond Index Fund	(212,342)
Vanguard Short-Term Investment-Grade Fund	(39,608)
Vanguard Small-Cap Index Fund	36,112,208
Vanguard Emerging Markets Stock Index Fund	4,177,418

Master Trust (Note 13)
Prudential Financial, Inc. Common Stock Fund	191,940,792

Prudential IncomeFlex Select
Aggressive Growth Fund	7,159,266
Conservative Growth Fund	847,549
Moderate Growth Fund	2,353,736

Prudential IncomeFlex Target Balanced Fund	1,583,482

Net appreciation in fair value of investments	$554,871,030

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

4.	Investments (Continued)

The investment options bear expenses related to investment management and other fees. The above appreciation on investments reflects these expenses. The annual gross expense ratio as a percentage of net assets attributable to each investment option as of December 31, 2016 was as follows:

Gross Expense Ratio
PESP Fixed Rate Fund	0.00%*

Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	0.32%
Delaware Small Cap Core Equity Fund	0.50%

Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	0.14%
Prudential Retirement Real Estate Fund	0.80%
QMA International Developed Markets Index Fund	0.10%
QMA U.S. Broad Market Index Fund	0.03%
Wells Capital International Bond Fund	0.35%

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	0.38%
Prudential High Yield Collective Investment Trust	0.34%
Wellington Trust Co. International Opportunities Fund	0.64%

Registered Investment Companies
Prudential Jennison Natural Resources Fund, Class Q	0.77%
Vanguard Intermediate-Term Government Bond Index Fund	0.05%
Vanguard Short-Term Investment-Grade Fund	0.10%
Vanguard Small-Cap Index Fund	0.05%
Vanguard Emerging Markets Stock Index Fund	0.12%

Master Trust
Prudential Financial, Inc. Common Stock Fund	0.00%

Prudential IncomeFlex Select
Aggressive Growth Fund	0.92%
with Spouse Coverage	1.42%
Conservative Growth Fund	0.96%
with Spouse Coverage	1.46%
Moderate Growth Fund	0.93%
with Spouse Coverage	1.43%
Prudential IncomeFlex Target Balanced Fund	1.04%

*	See Note 3 for the potential for an expense ratio greater than 0.00%.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

5.	Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Custom Plan Investments - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments.

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Insurance Company Separate Accounts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

5.	Fair Value Measurements (Continued)

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

Real estate: Values are determined through an independent appraisal process. The estimate of fair value is based on three approaches: (1) current cost of reproducing the property less deterioration and functional/economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing an income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable properties in the market. Each approach requires the exercise of subjective judgment.

Significant increases/(decreases) in any unobservable inputs used in the fair value measurement of real estate would result in a significantly different fair value measurement. Generally, a change in the assumption used for reproducing the property, income streams, or the value of recent sales of comparable properties is accompanied by a directionally similar change in fair value, while changes in the discounting assumption are accompanied by a directionally opposite change in fair value.

Common/Collective Trusts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. As the sponsor of the trusts, the Trustee specifies to the fund accountants the source(s) to use for underlying investment asset prices. The fund accountant values the fund using the protocol the Trustee has issued. The underlying investments are valued as follows:

Equity securities (stock): Securities are priced at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

Registered Investment Companies - Valued at the net asset value (“NAV”) of shares held at year end.

Master Trust - Valued at the closing price reported on the active market on which individual securities are traded.

Prudential IncomeFlex Select and Prudential IncomeFlex Target - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

5.	Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plan investments may be redeemed by the participant or by the Plan. Participants redeem investments when they elect to receive a withdrawal, make a transfer to another investment, or take a loan. The Plan redeems investments when the fiduciaries determine that an investment will no longer be offered as a Plan investment. The following is a high-level summary of the terms and conditions related to the redemption of Plan investments as of a certain date. For more recent and detailed information on the terms and conditions under which participants may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan
PESP Fixed Rate Fund (Only contractual values are payable)	Immediate except transfers to a competing fund which require 90 day notice.	6 months notice.	None	Installment payments over 5 years with interest credit.

Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	Immediate	30 days prior written notice.	None	None

Delaware Small Cap Core Equity Fund	Immediate; redemption requests received in good order, on a business day and before the close of the NYSE will be executed same day.	30 days prior written notice.	None	None

*	For participants, notice periods and other conditions may be waived except for the PESP Fixed Rate Fund. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Prudential Retirement Real Estate Fund	Immediate	Immediate, termination date set at first of month following notice.	May delay up to 12 months, if negative impact on other investors. May also delay for exchange closures, SEC restriction, or financial emergency.

QMA International Developed Markets Index Fund	Immediate	60 days written notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

QMA U.S. Broad Market Index Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Wells Capital International Bond Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	Immediate	Immediate	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund. May delay withdrawals when (i) any market or stock exchange is closed or dealings therein are restricted or suspended; (ii) an emergency exists; (iii) for any reason the prices or values of any investments cannot be promptly or accurately ascertained; (iv) transfer cannot be affected at normal rates of exchange.

Prudential High Yield Collective Investment Trust	Immediate	Ten-day notice period may be imposed on withdrawals.	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund.

Wellington Trust Co. International Opportunities Fund	Written notice, honored same day if before 4 PM, otherwise next business day.	30 days written notice.	Right to require longer notice period or delay payment if market disruption or other circumstances warrant such action.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Registered Investment Companies
Prudential Jennison Natural Resources Fund, Class Q	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Vanguard Intermediate-Term Government Bond Index Fund	Immediate. If the redemption is received before 4pm on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Short-Term Investment-Grade Fund	Immediate. If the redemption is received before 4pm on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Small-Cap Index Fund	Immediate. If the redemption is received before 4pm on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Emerging Markets Stock Index Fund	Immediate. If the redemption is received before 4pm on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Master Trust

Prudential Financial, Inc. Common Stock Fund	Immediate		None	If insufficient cash, may seek direction from Plan.

Prudential IncomeFlex Select
Aggressive Growth Fund Conservative Growth Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Moderate Growth Fund

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Prudential IncomeFlex Target
Balanced Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2016 and 2015:

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Custom Plan Investments	$—	$656,326,001	$—	$656,326,001
Insurance Company Separate Accounts	—	1,507,022,358	181,207,413	1,688,229,771
Common/Collective Trusts	—	650,016,277	—	650,016,277
Registered Investment Companies	393,936,300	—	—	393,936,300
Master Trust (Note 13)	—	804,803,493	—	804,803,493
Prudential IncomeFlex	—	182,439,709	—	182,439,709

Total investments at fair value	$393,936,300	$3,800,607,838	$181,207,413	$4,375,751,551

Investments at contract value PESP Fixed Rate Fund (Note 3)				3,537,373,941

Total investments				$7,913,125,492

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Custom Plan Investments	$—	$641,419,963	$—	$641,419,963
Insurance Company Separate Accounts	—	1,311,308,827	121,097,186	1,432,406,013
Common/Collective Trust	—	641,028,809	—	641,028,809
Registered Investment Companies	340,804,802	—	—	340,804,802
Master Trust (Note 13)	—	684,270,126	—	684,270,126
Prudential IncomeFlex	—	170,367,779	—	170,367,779

Total investments at fair value	$340,804,802	$3,448,395,504	$121,097,186	$3,910,297,492

Investments at contract value PESP Fixed Rate Fund (Note 3)				3,308,570,646

Total investments				$7,218,868,138

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

5.	Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2016:

Insurance Company Separate Accounts
Additions to net assets
Investment income:
Net appreciation in fair value of investments *	$9,799,709
Interest and dividend income	—
Other income	—

Total investment income	9,799,709

Investment expenses (Note 6)	—

Net investment income	9,799,709

Contributions:
Employer	1,522,582
Employee	8,572,647
Rollover	1,857,365

Total contributions	11,952,594

Total additions	21,752,303

Net transfers (to) from other investment options	43,547,861

Deductions from net assets
Benefits paid to participants	5,189,665
Administrative expenses	272

Total deductions	5,189,937

Net increase	60,110,227

Net assets at fair value
Beginning of year	121,097,186

End of year	$181,207,413

* Actual return on assets:
Relating to assets still held at the reporting date	$4,284,223
Relating to assets sold during the reporting period	$5,515,486

During the year ended December 31, 2016, there were no transfers between levels.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

5.	Fair Value Measurements (Continued)

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

As of December 31, 2016
Instrument	Fair Value	Valuation Technique	Inputs	Minimum		Maximum	Weighted Average
Prudential Retirement Real Estate Fund	$181,207,413	Independent Appraisal Process	Current cost of reproducing less deterioration
			Discounted income streams or estimate of capitalization multiplied by factor	Discount rate: 5.75% Capitalization rate: 4.25%	- -	Discount rate: 15.00% Capitalization rate: 9.00%	Discount rate: 7.61% Capitalization rate: 6.22%
Value of recent sales of comparable properties

As of December 31, 2015
		Valuation					Weighted
Instrument	Fair Value	Technique	Inputs	Minimum		Maximum	Average
Prudential Retirement Real Estate Fund	$121,097,186	Independent Appraisal Process	Current cost of reproducing less deterioration
			Discounted income streams or estimate of capitalization multiplied by factor	Discount rate: 5.75% Capitalization rate: 4.25%	- -	Discount rate: 14.00% Capitalization rate: 10.00%	Discount rate: 6.97% Capitalization rate: 5.76%
Value of recent sales of comparable properties

6.	Related Party Transactions

The Company (or an affiliate of the Company) acts as the investment manager for each of the investment options currently offered by the Plan, except for the Alliance Bernstein Core Opportunities Fund, the Delaware Small Cap Core Equity Fund, the Wells Capital International Bond Fund, the Wellington Trust Co. International Opportunities Fund, the Vanguard Intermediate-Term Government Bond Index Fund, the Vanguard Short-Term Investment-Grade Fund, the Vanguard Small-Cap Index Fund and the Vanguard Emerging Markets Stock Index Fund.

The Plan has an ERISA Budget Account (described below). The funding of this account ceased in 2016. Previously, on a quarterly basis, certain revenue sharing payments (e.g., 12b-1 fees, etc.) received by an affiliate of the Company from certain of the Plan’s investment

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

6.	Related Party Transactions (Continued)

options are deposited into a dedicated account in the Plan, known as the “ERISA Budget Account”. Revenue sharing payments are reported as “Other income” in the Statement of Changes in Net Assets Available for Benefits. Amounts deposited in the ERISA Budget Account are used to pay on going administrative expenses of the Plan in accordance with ERISA and guidance issued by the U.S. Department of Labor (“DOL Guidance”). Deposits to the ERISA Budget Account ceased in 2016.

The administrative expenses shown in the Statement of Changes in Net Assets Available for Benefits were direct expenses (as defined in the DOL Guidance) paid by the Plan. Most of these expenses were paid to the Company’s affiliate for recordkeeping services.

The Company also paid certain expenses of the Plan. Some of these expenses were paid to the Company (or an affiliate of the Company). Such expenses are not reflected in the Plan’s financial statements.

The Company paid administrative fees for trustee services in the amount of $5,000 for the year ended December 31, 2016, which are not reflected in the Plan’s financial statements.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements to Form 5500 at December 31, 2016:

Net assets available for benefits per the financial statements	$7,961,323,555
Less: Notes receivable for participant loans per the financial statements	(48,198,044)
Add: Notes receivable for participant loans per Form 5500	47,442,965

Net assets per Form 5500	$7,960,568,476

The following is a reconciliation of participant loans and benefit payments per the financial statements to Form 5500:

	December 31,
	2016	2015
Notes receivable for participant loans per the financial statements	$48,198,044	$48,642,726
Less: Certain cumulative deemed distributions of participant loans	(755,079)	(808,019)

Participant loans per Form 5500	$47,442,965	$47,834,707

Benefits paid to participants per the financial statements	$359,998,283
Less: Prior period active loan defaults foreclosed	(274,935)

Total benefit payments per Form 5500	359,723,348
Add: Certain deemed distributions of participant loans per Form 5500	221,995

Total benefit payments and deemed distributions	$359,945,343

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of assets of the Single Client Custom Plan Investments per the Statements of Net Assets Available for Benefits to Form 5500 at December 31, 2016:

	Single Client
	Custom Plan Investments
	Alliance Bernstein Core Opportunities Fund	Delaware Small Cap Core Equity Fund	Total per Form 5500

Per Financial Statements	$433,533,813	$222,792,188

Per Form 5500
Receivables Other	3,975,871	1,741	$3,977,612
Interest-bearing Cash	38,337,866	6,325,864	$44,663,730
Common Stock	392,367,754	218,531,081	$610,898,835
Other Liabilities	(1,147,678)	(2,066,498)	$(3,214,176)

Total	$433,533,813	$222,792,188

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of a component of the Statements of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31, 2016 due to the Prudential IncomeFlex investment options:

		Reallocation
					Prudential
			Prudential		IncomeFlex
		IncomeFlex Select			Target
	Per Financial	Aggressive	Conservative	Moderate	Balanced	Per
	Statements	Fund	Fund	Fund	Fund	Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	$156,786,443	$29,164,726	$11,502,974	$17,211,897	$11,711,365	$226,377,405
Prudential Retirement Real Estate Fund	181,207,413	—	—	—	—	181,207,413
QMA International Developed Markets Index Fund	190,791,922	13,610,205	1,238,782	4,207,353	4,391,762	214,240,024
QMA U.S. Broad Market Index Fund	1,107,792,132	54,440,823	4,955,127	16,829,409	13,175,286	1,197,192,777
Wells Capital International Bond Fund	51,651,861	—	—	—	—	51,651,861

	$1,688,229,771	$97,215,754	$17,696,883	$38,248,659	$29,278,413	$1,870,669,480

Prudential IncomeFlex Select
Aggressive Growth Fund	$97,215,754	$(97,215,754)	$—	$—	$—	$—
Conservative Growth Fund	17,696,883	—	(17,696,883)	—	—	—
Moderate Growth Fund	38,248,659	—	—	(38,248,659)	—	—

Prudential IncomeFlex Target Balanced Fund	29,278,413	—	—	—	(29,278,413)	—

	$182,439,709	$(97,215,754)	$(17,696,883)	$(38,248,659)	$(29,278,413)	$—

The following is a reconciliation of interest and dividend income per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2016:

Interest and dividend income per the financial statements	$147,476,392
Add: Interest income on notes receivable from participants	1,953,504
Add: Interest on interest-bearing cash	220,302
Less: Dividends on registered investment company shares	(6,761,866)
Less: Master Trust dividends	(23,643,178)

Total interest per Form 5500	$119,245,154

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net appreciation/(depreciation) of the Custom Plan Investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2016:

	Custom Plan Investments
	Alliance Bernstein Core Opportunities Fund	Delaware Small Cap Core Equity Fund	Total per Form 5500
Per Financial Statements	$40,627,520	$40,528,608

Per Form 5500
Interest-bearing Cash	$195,406	$24,896	$220,302
Dividends on Common Stock	5,687,610	2,341,399	$8,029,009
Net Realized Gains	5,713,427	2,457,503	$8,170,930
Unrealized Appreciation of Assets	30,357,969	36,674,890	$67,032,859
Investment Advisory and
Management Fees	(1,326,892)	(970,080)	$(2,296,972)

Total	$40,627,520	$40,528,608

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of a component of net appreciation/(depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2016 due to the Prudential IncomeFlex investment options:

		Reallocation
			Prudential		Prudential
		IncomeFlex Select			IncomeFlex
	Per Financial	Aggressive	Conservative	Moderate	Target	Per
	Statements	Fund	Fund	Fund	Balanced Fund	Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	$3,983,837	$2,147,780	$550,907	$1,059,181	$633,393	$8,375,098
Prudential Retirement Real Estate Fund	9,799,709	—	—	—	—	9,799,709
QMA International Developed Markets Index Fund	3,446,415	1,002,297	59,328	258,911	237,522	5,004,473
QMA U.S. Broad Market Index Fund	129,014,357	4,009,189	237,314	1,035,644	712,567	135,009,071
Wells Capital International Bond Fund	(9,767)	—	—	—	—	(9,767)

	$146,234,551	$7,159,266	$847,549	$2,353,736	$1,583,482	$158,178,584

Prudential IncomeFlex Select
Aggressive Growth Fund	$7,159,266	$(7,159,266)	$—	$—	$—	$—
Conservative Growth Fund	847,549	—	(847,549)	—	—	—
Moderate Growth Fund	2,353,736	—	—	(2,353,736)	—	—

Prudential IncomeFlex Target Balanced Fund	1,583,482	—	—	—	(1,583,482)	—

	$11,944,033	$(7,159,266)	$(847,549)	$(2,353,736)	$(1,583,482)	$—

The following is a reconciliation of net appreciation of the Master Trust included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2016:

Net appreciation of Master Trust investment per the financial statements	$191,940,792
Add: Master Trust dividends	23,643,178

Net investment gain from Master Trust investment accounts per Form 5500	$215,583,970

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Supplemental Information, Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2016:

Net assets available for benefits per the financial statements	$7,961,323,555
Less: Notes receivable for participant loans per the financial statements	(48,198,044)
Add: Notes receivable for participant loans per Form 5500	47,442,965
Less: Receivables of Alliance Bernstein Core Opportunities Fund	(3,975,871)
Add: Liabilities of Alliance Bernstein Core Opportunities Fund	1,147,678
Less: Receivables of Delaware Small Cap Core Equity Fund	(1,741)
Add: Liabilities of Delaware Small Cap Core Equity Fund	2,066,498

Total per the Schedule of Assets Held for Investment Purposes	$7,959,805,040

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

9.	Employee Stock Ownership Plan (“ESOP”)

The Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends are paid to the ESOP, and thereafter, either distributed to participants or reinvested into participants’ ESOP accounts. All participants have a choice of either reinvesting the cash dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Plan-to-Plan Transfers

Effective January 1, 2016, the MullinTBG Savings and Investment Plan (“MullinTBG Plan”) was merged into the Plan. Prior to the merger, MullinTBG Insurance Agency Services, LLC, an affiliate of the Company, maintained the MullinTBG Plan for the benefit of its eligible employees. All applicable legal requirements were satisfied with respect to the merger and transfer of account balances from the MullinTBG Plan into the Plan.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

11.	Tax Status

In response to the Company’s application dated January 29, 2016, the Internal Revenue Service issued a favorable determination letter dated April 20, 2017, confirming that the Plan, as amended and restated effective January 1, 2016, continues to satisfy the requirements for tax-qualified status under Section 401(a) of the IRC. The Plan had been amended and restated effective as of January 1, 2016, to incorporate previously adopted amendments, reflect plan design changes and comply with applicable law. The favorable determination letter also covers the most recent amendment to the Plan which was adopted on December 15, 2016. The Plan Administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary (see Note 14).

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

12.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

13.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other defined contribution plans sponsored by affiliated companies. The assets of the Master Trust are held by the “Trustee”. As of December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was 100%.

14.	Subsequent Events

The Plan Administrator has evaluated events subsequent to December 31, 2016, and through June 9, 2017, the date the financial statements were available to be issued, and determined there have not been any events that occurred that require adjustments to these financial statements and there were no events or transactions that required disclosure other than those listed below.

During the first quarter of 2017, the Company made the PESP True-Up contributions for 2016 under the PESP Company Match True-Up feature adopted in 2016. This feature ensures that participants receive the maximum company matching contributions for which they are eligible, subject to applicable legal and Plan requirements. The PESP True-Up contributions are processed in the first quarter of the current year based on prior year contributions and earnings.

Effective January 1, 2017:

The one year service requirement for eligibility for Company matching contributions was eliminated for employees, except for Prudential Advisors Financial Professionals and Financial Professional Associates.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

14.	Subsequent Events (Continued)

100% of all future Company matching contributions are invested according to each participant’s investment allocation selections.

Automatic enrollment contributions switched from before-tax to Roth 401(k) for new hires.

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes	Supplemental Information
December 31, 2016	Schedule I

Identity of Issue, Borrower Lessor or Similar Party		Description of Investment	Cost		Current Value

*	PESP Fixed Rate Fund	Insurance Co. General Account	$3,537,373,941		$3,537,373,941

*	Core Bond Enhanced Index/PGIM Fund	Insurance Co. Pooled Separate Account	197,339,562		226,377,405
*	Prudential Retirement Real Estate Fund	Insurance Co. Pooled Separate Account	146,912,920		181,207,413
*	QMA International Developed Markets Index Fund	Insurance Co. Pooled Separate Account	191,898,193		214,240,024
*	QMA U.S. Broad Market Index Fund	Insurance Co. Pooled Separate Account	934,219,673		1,197,192,777
*	Wells Capital International Bond Fund	Insurance Co. Pooled Separate Account	55,495,560		51,651,861

		Sub-Total	1,525,865,908		1,870,669,480

	Jennison Opportunistic Equity Fund CIT	Common/Collective Trust	390,914,261		432,497,397
	Prudential High Yield Collective Investment Trust	Common/Collective Trust	66,336,098		75,100,718
	Wellington Trust Co. International Opportunities Fund	Common/Collective Trust	141,880,390		142,418,162

		Sub-Total	599,130,749		650,016,277

	Prudential Jennison Natural Resources Fund, Class Q	Registered Investment Company	40,528,343		40,032,807
	Vanguard Intermediate-Term Government Bond Index Fund	Registered Investment Company	26,264,144		25,871,685
	Vanguard Short-Term Investment-Grade Fund		3,955,290		3,915,275
	Vanguard Small-Cap Index Fund	Registered Investment Company	239,897,241		259,966,891
	Vanguard Emerging Markets Stock Index Fund	Registered Investment Company	67,536,016		64,149,642

		Sub-Total	378,181,034		393,936,300

*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	436,494,172	***	804,803,493

*	Participant Loans	3.25% - 5.25%**	—		47,442,965

	Time Warner Inc	Common Stock, shares: 192,973	17,010,274		18,627,684
	Biogen Indec Inc	Common Stock, shares: 63,874	18,629,537		18,113,389
	Alphabet Inc	Common Stock, shares: 23,136	15,483,377		17,856,828
	Facebook Inc-A	Common Stock, shares: 153,110	14,824,299		17,615,305
	Raytheon Co.	Common Stock, shares: 97,928	11,568,208		13,905,776
	JP Morgan Chase & Co	Common Stock, shares: 159,980	10,075,838		13,804,674
	Danaher Corp	Common Stock, shares: 160,994	12,159,186		12,531,773
	Berkshire Hathaway Inc	Common Stock, shares: 71,848	10,591,768		11,709,787
	Intl Business Machines Corp	Common Stock, shares: 69,080	10,743,653		11,466,589
	Xilinx Inc.	Common Stock, shares: 186,088	8,771,198		11,234,133
	United Health Group Inc	Common Stock, shares: 63,820	7,714,023		10,213,753
	Intuitive Surgical Inc.	Common Stock, shares: 14,620	8,567,372		9,271,565
	Aetna Inc	Common Stock, shares: 71,370	8,322,099		8,850,594
	Apple Inc	Common Stock, shares: 73,392	8,469,421		8,500,261
	Chubb Ltd	Common Stock, shares: 63,236	7,043,752		8,354,740
	Gilead Sciences	Common Stock, shares: 111,593	10,972,090		7,991,175
	Intel Corp	Common Stock, shares: 206,910	6,980,273		7,504,626
	Visa Inc-Class A Shares	Common Stock, shares: 92,408	7,083,471		7,209,672

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2016	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Fortive Corporation	Common Stock, shares: 128,170	$7,028,426	$6,873,757
Home Depot Inc.	Common Stock, shares: 51,183	6,070,880	6,862,617
VMWare Ince Class A	Common Stock, shares: 84,960	6,595,312	6,688,901
Comcast Corp	Common Stock, shares: 90,298	5,689,791	6,235,077
Ellie Mae Inc	Common Stock, shares: 73,040	6,169,533	6,111,987
Edwards Lifesciences Corp	Common Stock, shares: 65,150	5,439,021	6,104,555
CitiGroup Inc	Common Stock, shares: 100,450	4,882,402	5,969,743
Delphi Automotive Plc	Common Stock, shares: 86,810	5,955,221	5,846,654
Hologic Inc	Common Stock, shares: 134,420	4,949,564	5,392,930
Mohawk Industries	Common Stock, shares: 26,180	5,279,266	5,227,622
Mastercard Inc	Common Stock, shares: 49,730	5,204,211	5,134,622
IPG Photonics Corp	Common Stock, shares: 51,810	4,723,957	5,114,165
Discovery Communications Inc	Common Stock, shares: 186,090	4,992,235	5,100,727
Carlisle Cos Inc	Common Stock, shares: 45,391	4,550,985	5,006,173
Vista Outdoor Inc	Common Stock, shares: 133,800	5,850,810	4,937,220
Allstate Corp	Common Stock, shares: 55,520	3,492,872	4,115,142
Littelfuse Inc.	Common Stock, shares: 26,782	3,281,879	4,064,704
Wells Fargo & Co.	Common Stock, shares: 73,206	3,722,827	4,034,383
Goldman Sachs Group Inc	Common Stock, shares: 16,449	2,815,441	3,938,713
Cigna Corp	Common Stock, shares: 28,804	4,004,783	3,842,166
Bruker Corporation	Common Stock, shares: 179,823	3,919,472	3,808,651
Parker Hannifin Corp	Common Stock, shares: 27,130	3,101,482	3,798,200
D.R. Horton Inc	Common Stock, shares: 138,860	3,886,822	3,795,044
Arista Networks Inc	Common Stock, shares: 39,151	2,313,289	3,788,642
Autozone Inc	Common Stock, shares: 4,260	3,408,949	3,364,505
Alexion Pharmaceuticals Inc	Common Stock, shares: 27,265	3,405,968	3,335,873
Enersys	Common Stock, shares: 42,630	2,674,622	3,329,403
Vantiv Inc	Common Stock, shares: 55,651	2,517,532	3,317,913
Nvidia Corp.	Common Stock, shares: 30,910	626,639	3,299,333
General Dynamics Corp.	Common Stock, shares: 18,947	2,719,654	3,271,389
Noble Energy	Common Stock, shares: 85,450	3,018,007	3,252,227
AMC Network	Common Stock, shares: 58,062	3,477,009	3,038,965
Texas Instruments Inc	Common Stock, shares: 40,440	2,486,052	2,950,907
Esco Technologies Inc.	Common Stock, shares: 51,004	1,917,406	2,889,377
Liberty Media Corp	Common Stock, shares: 141,283	3,695,426	2,822,834
Hexcel Corp.	Common Stock, shares: 54,770	2,383,057	2,817,369
Microsemi Corp	Common Stock, shares: 50,880	1,747,238	2,745,994
Tesaro Inc	Common Stock, shares: 20,398	1,122,356	2,743,123
Minerals Technologies	Common Stock, shares: 35,363	2,164,774	2,731,792
Webster Financial Corp.	Common Stock, shares: 50,312	1,885,550	2,730,935
Sterling Bancorp/DE	Common Stock, shares: 116,280	1,754,070	2,720,952
J2 Global Commmunications Inc.	Common Stock, shares: 33,155	2,447,976	2,712,079
Prosperity Bancshares Inc	Common Stock, shares: 37,696	2,085,480	2,705,819
Barnes Group	Common Stock, shares: 56,692	2,206,837	2,688,335
Tenneco Automotive Inc.	Common Stock, shares: 41,705	2,081,929	2,605,311
Hubbell Inc.	Common Stock, shares: 22,290	2,227,021	2,601,243
Validus Holdings Ltd	Common Stock, shares: 46,153	2,147,252	2,538,877
City Holdings Co	Common Stock, shares: 37,541	1,826,817	2,537,772
Activision Blizzard Inc	Common Stock, shares: 69,273	1,767,847	2,501,448

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2016	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Cognizant Technology Solutions	Common Stock, shares: 44,310	$2,695,644	$2,482,689
Primerica	Common Stock, shares: 35,529	1,503,613	2,456,830
Neenah Paper Inc	Common Stock, shares: 28,740	1,772,585	2,448,648
Quaker Chemical Corp.	Common Stock, shares: 19,099	1,793,862	2,443,526
Granite Construction	Common Stock, shares: 43,513	1,478,046	2,393,215
Jack in the Box	Common Stock, shares: 20,895	1,905,613	2,332,718
Tetra Technologies	Common Stock, shares: 53,916	1,426,713	2,326,475
Old Natl Bancorpind	Common Stock, shares: 126,922	1,873,728	2,303,634
AAON Inc	Common Stock, shares: 69,347	1,586,196	2,291,918
Kadant Inc.	Common Stock, shares: 36,456	1,702,469	2,231,107
Continental Buildings Products	Common Stock, shares: 96,042	1,965,050	2,218,570
Umpqua Holdings Corporation	Common Stock, shares: 117,437	1,761,835	2,205,467
Gramercy Property Trust	Common Stock, shares: 240,202	2,249,488	2,205,054
Hope Bancorp Inc	Common Stock, shares: 100,490	1,591,288	2,199,726
On Assignment	Common Stock, shares: 49,779	1,953,289	2,198,241
Proofpoint Inc	Common Stock, shares: 30,940	1,952,317	2,185,911
Worthington Indus	Common Stock, shares: 45,768	1,313,077	2,171,234
XPO Logistics Inc	Common Stock, shares: 49,504	2,053,207	2,136,593
Semtech Corp.	Common Stock, shares: 67,237	1,173,767	2,121,327
Exlservice Holdings Inc	Common Stock, shares: 41,975	1,596,159	2,117,219
Carrizo Oil & Gas Inc	Common Stock, shares: 56,372	2,037,807	2,105,494
Applied Industrial Tech Inc	Common Stock, shares: 35,052	1,364,546	2,082,089
Great Western Bancorp Inc	Common Stock, shares: 47,131	1,302,456	2,054,440
Northwestern Corp.	Common Stock, shares: 35,558	1,917,813	2,022,183
Ligand Pharmaceuticals	Common Stock, shares: 19,767	2,036,296	2,008,525
Mack Cali Realty Corp.	Common Stock, shares: 68,092	1,671,145	1,976,030
RSP Permian Inc	Common Stock, shares: 43,953	1,124,497	1,961,183
Catalent Inc	Common Stock, shares: 72,612	2,259,428	1,957,620
Steven Madden Ltd.	Common Stock, shares: 54,121	2,111,740	1,934,826
Merit Medical Systems	Common Stock, shares: 72,874	1,775,213	1,931,161
ABM Industries Inc	Common Stock, shares: 46,977	1,554,877	1,918,541
Conmed Corp	Common Stock, shares: 43,347	2,347,654	1,914,637
Essent Group Ltd	Common Stock, shares: 58,880	1,463,321	1,905,946
Eastgroup Properties Inc	Common Stock, shares: 25,721	1,519,196	1,899,239
Columbus McKinnon Corp	Common Stock, shares: 69,809	1,489,663	1,887,635
Shutterfly Inc	Common Stock, shares: 37,381	1,561,590	1,875,779
Western Alliance Bancorp	Common Stock, shares: 38,349	1,297,248	1,867,980
Stifel Financial Corp	Common Stock, shares: 37,250	1,917,932	1,860,638
Selective Insurance Group	Common Stock, shares: 43,097	1,348,635	1,855,326
Cryolife Inc	Common Stock, shares: 95,863	1,050,360	1,835,776
Petroleum Development Corp	Common Stock, shares: 25,165	1,533,227	1,826,476
Anixter International Inc	Common Stock, shares: 22,322	1,425,040	1,809,198
Cardinal Financial Corp	Common Stock, shares: 54,633	1,315,732	1,791,416
KLX Inc	Common Stock, shares: 39,410	1,497,182	1,777,785
Wageworks Inc	Common Stock, shares: 24,320	1,188,951	1,763,200
Convergys Corp	Common Stock, shares: 71,479	1,727,996	1,755,524
Evercore Partners	Common Stock, shares: 25,516	1,476,594	1,752,949
Spire Inc	Common Stock, shares: 26,852	1,681,535	1,733,297
Ramco Gershenson Properites	Common Stock, shares: 104,386	1,719,179	1,730,720

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2016	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Icon PLC	Common Stock, shares: 22,911	$1,849,233	$1,722,907
J & J Snack Foods Corp	Common Stock, shares: 12,819	1,464,656	1,710,439
Myr Group Inc	Common Stock, shares: 45,216	1,337,523	1,703,739
American Equity	Common Stock, shares: 75,536	1,846,458	1,702,581
Teladoc Inc	Common Stock, shares: 102,853	1,700,043	1,697,075
Northern Trust Company	Common Stock, shares: 19,030	1,292,750	1,694,622
First Industrial Realty Trust	Common Stock, shares: 60,396	1,634,289	1,694,108
Kforce Inc	Common Stock, shares: 72,383	1,910,230	1,672,047
ATN International Inc	Common Stock, shares: 20,617	1,478,701	1,652,040
Independent Bank Corp	Common Stock, shares: 23,445	1,150,609	1,651,700
Liberty Tripadvisor Hdg	Common Stock, shares: 109,510	2,336,131	1,648,125
Popeyes Louisiana Kitchen	Common Stock, shares: 27,132	1,593,400	1,640,943
Synaptics Inc.	Common Stock, shares: 30,544	2,186,546	1,636,548
Lasalle Hotel Properties	Common Stock, shares: 53,494	1,687,630	1,629,962
Kite Realty Group Trust	Common Stock, shares: 69,381	1,795,129	1,629,066
Malibu Boats Inc A	Common Stock, shares: 85,187	1,535,024	1,625,368
Callidus Software Inc	Common Stock, shares: 96,708	1,579,900	1,624,694
Prestige Brands	Common Stock, shares: 31,112	1,491,921	1,620,935
Synaptics Inc.	Common Stock, shares: 30,194	1,614,968	1,617,795
Oil States International Inc.	Common Stock, shares: 41,359	1,028,495	1,613,001
Kaiser Aluminum	Common Stock, shares: 20,707	1,759,344	1,608,727
Air Methods Corp	Common Stock, shares: 49,502	1,942,631	1,576,639
Quidel Corp	Common Stock, shares: 73,299	1,516,896	1,570,065
Flushing Financial Corp.	Common Stock, shares: 53,400	1,117,794	1,569,426
Maxlinear Inc	Common Stock, shares: 71,807	869,313	1,565,393
Silicon Laboratories Inc.	Common Stock, shares: 24,074	1,072,022	1,564,810
Pebblebrook Hotel Trust	Common Stock, shares: 52,361	1,801,340	1,557,740
WSFS Financial Corporation	Common Stock, shares: 33,582	1,082,755	1,556,526
Netgear Inc	Common Stock, shares: 28,506	1,062,023	1,549,301
Vanda Pharmaceuticals Inc	Common Stock, shares: 97,110	1,190,658	1,548,905
US Ecology Inc	Common Stock, shares: 31,427	1,450,702	1,544,637
Helmerich & Payne	Common Stock, shares: 19,940	1,139,605	1,543,356
Del Friscos Restaurant Group	Common Stock, shares: 90,506	1,391,783	1,538,602
Swift Transportation Co	Common Stock, shares: 61,771	1,372,928	1,504,742
Medicines Company	Common Stock, shares: 44,327	1,397,698	1,504,458
WNS Holdings Ltd	Common Stock, shares: 54,503	1,594,256	1,501,558
Synergy Resources Corp	Common Stock, shares: 164,515	1,203,383	1,465,829
Infinity PPTY & Casualty Corp.	Common Stock, shares: 16,572	1,306,236	1,456,679
United Fire Group Inc	Common Stock, shares: 29,314	1,084,251	1,441,369
Healthsouth Corp	Common Stock, shares: 34,378	1,387,243	1,417,749
Brooks Automation Inc	Common Stock, shares: 81,221	1,040,263	1,386,442
Grubhub Inc	Common Stock, shares: 36,265	1,112,053	1,364,289
Cheesecake Factory	Common Stock, shares: 22,697	1,283,347	1,359,096
Fiesta Restaurant Group	Common Stock, shares: 45,480	2,131,277	1,357,578
South Jersey Indus	Common Stock, shares: 40,057	1,076,850	1,349,520
Plantronicas Inc.	Common Stock, shares: 24,391	1,367,518	1,335,651
Trinet Group Inc	Common Stock, shares: 51,281	1,158,400	1,313,819
Balchem Corp	Common Stock, shares: 15,109	942,803	1,267,947
Five Below	Common Stock, shares: 31,499	1,328,521	1,258,700

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2016	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
MA-COM Technology Solutions	Common Stock, shares: 27,066	$1,053,509	$1,252,614
Wright Medical Group NV	Common Stock, shares: 54,246	1,070,051	1,246,573
Retrophin Inc	Common Stock, shares: 65,319	1,588,199	1,236,489
Federal Signal	Common Stock, shares: 78,504	1,131,819	1,225,447
Houlihan Lokey Inc	Common Stock, shares: 39,028	869,689	1,214,551
National Cinemedia Inc	Common Stock, shares: 80,724	1,221,957	1,189,065
Cobiz Financial Inc	Common Stock, shares: 68,281	873,829	1,153,266
Interxion Holding NV	Common Stock, shares: 32,815	942,964	1,150,822
Keyw Holding Corp	Common Stock, shares: 93,423	956,151	1,101,457
Bryn Mawr Bank Corp	Common Stock, shares: 25,570	746,609	1,077,776
Boise Cascade Co	Common Stock, shares: 47,879	1,369,516	1,077,277
Twilio Inc	Common Stock, shares: 37,230	1,102,901	1,074,086
Team Health Holdings Inc	Common Stock, shares: 24,190	1,279,070	1,051,056
Express Inc	Common Stock, shares: 96,724	1,781,047	1,040,750
Applied Micro Circuits Corp	Common Stock, shares: 112,445	711,287	927,671
Acorda Therapeutics Inc	Common Stock, shares: 47,899	1,547,148	900,501
Esterline Technologies	Common Stock, shares: 9,683	814,921	863,724
Chemtura Corp	Common Stock, shares: 24,696	662,480	819,907
Q2 Holdings Inc	Common Stock, shares: 27,952	776,680	806,415
Chuy’s Holdings Inc	Common Stock, shares: 24,537	798,081	796,226
Repligen Corp	Common Stock, shares: 23,937	696,966	737,738
II-VI Inc.	Common Stock, shares: 22,657	604,432	671,780
Superior Energy Services Inc	Common Stock, shares: 39,732	735,855	670,676
Spectrum Pharmaceuticals Inc	Common Stock, shares: 142,081	973,492	629,419
Life Storage Inc	Common Stock, shares: 6,032	572,699	514,288
Guidewire Software Inc	Common Stock, shares: 10,366	597,097	511,355
GIII Apparel Group Ltd	Common Stock, shares: 13,787	583,766	407,544
Pioneer Drilling Company	Common Stock, shares: 57,777	276,913	395,772
Entertainment Properties Trust	Common Stock, shares: 4,363	240,383	313,133

	Sub-Total	546,067,627	610,898,835

Pru Core Ultra Short Bond Fund	Interest-bearing Cash	44,378,479	44,378,479
Alliance Bernstein Core Opportunities Fund - Short Term Account	Interest-bearing Cash	58,042	58,042
Delaware Small Cap Core Equity Fund - Short Term Account	Interest-bearing Cash	227,209	227,209

	Sub-Total	44,663,730	44,663,730

Other	Noninterest-bearing Cash	19	19

	Grand Total	$7,067,777,180	$7,959,805,040

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in Prudential Financial, Inc. Common Stock Fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Kevin Prue

Kevin Prue

Vice President, Human Resources

Chairperson of the Prudential Administrative Committee

Dated: June 16, 2017